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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             Element 21 Golf Company
                                (Name of Issuer)

                          Common Stock, par value $0.10
                         (Title of Class of Securities)

                                    286186101
                                 (CUSIP Number)

                                November 30, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   NAME OF REPORTING PERSONS
     Vladimir Goryunov

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

2.   THE APPROPRIATE BOX IF A MEMBER OF A GROUP                          (a)
                                                                         (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS:

     PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Russia

               7.   SOLE VOTING POWER

                    29,411,859 *

  Number Of    8.   SHARED VOTING POWER
   Shares
Beneficially
  Owned By     9.   SOLE DISPOSITIVE POWER
    Each
  Reporting         29,411,859 *
   Person
               10.  SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,411,859 *

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     20.75%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

* Consists of 11,764,800 shares and 17,647,059 shares of Common Stock that the reporting person has the right to acquire within sixty (60) days of November 30, 2006, respectively, upon the conversion of Series B Convertible Preferred Stock and the exercise of Warrants.

This Amendment ("Amendment No. 1") is being filed to amend the Schedule 13D originally filed by the Reporting Person with the Commission on August 4, 2006 (the "Original Schedule 13D"). All terms used but not defined in this Amendment No. 1 are as defined in the Original Schedule 13D. The summary

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descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents described in the Original Schedule 13D and incorporated by reference therein.

Item 1. Security and Issuer

This statement relates to the common stock, par value of $0.01 per share (the "Common Stock"), of Element 21 Golf Company (the "Company"). The principal executive offices of the Company are located at 200 Queen's Quay E, Toronto, Ontario, M5A 4K9, Canada.

Item 2. Identity and Background

This statement is filed by Vladimir Goryunov, a private investor. The principal office of the Reporting Person is located at Alderstasse 31, Zurich 8008, Switzerland.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, could have subjected the Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibited or mandated activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds for purposes of effecting investment transactions.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of Series B Convertible Preferred Stock and Warrants for investment purposes. The Reporting Person may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company, it should be noted that the possible activities of the Reporting Person are subject to change at any time. The Reporting Person does not, at the present time, have any plans or proposals which relate to or would result in any of the actions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is deemed to beneficially own 29,411,859 shares of Common Stock, representing 11,764,800 shares and 17,647,059 shares of Common Stock that the Reporting Person has the right to acquire within sixty (60) days of November 30, 2006, respectively, upon the conversion of Series B Convertible Preferred Stock and the exercise of Warrants. The number of shares the Reporting Person beneficially owns represents approximately 20.75% percent of the outstanding shares of Common Stock, based upon 112,298,861 shares of Common Stock outstanding as of November 15, 2006 as disclosed in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2006. The Subscription Agreement between the Reporting Person and the Company pursuant to which the aforementioned Preferred Stock and Warrants were issued provided for the issuance of shares of Preferred Stock and Warrants to the Reporting Person in two tranches. The first tranche occurred on July 31, 2006 when the Reporting Person was issued shares of Series B Convertible Preferred Stock and exercise of

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Warrants representing, respectively, 5,882,400 shares and 8,823,529 shares of
Common Stock which occasioned the filing of the Original 13D. The second tranche occurred on November 30, 2006 when the Reporting Person was issued additional shares of Series B Convertible Preferred Stock and Warrants representing, respectively, 5,882,400 shares and 8,823,530 shares of Common Stock which has occasioned the filing of this Amendment No. 1. The Subscription Agreement had provided that the Reporting Person's obligation to consummate the second tranche was subject to a condition that the Company convert at least 80% of the aggregate outstanding principal amount of certain convertible promissory notes issued by the Company between February 2006 and July 31, 2006 into shares of Common Stock. On October 31, 2006, the Reporting Person and the Company entered into an Addendum to Subscription Agreement waiving this condition.

(b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of these shares.

(c) The Reporting Person has not effected any transactions in the Common Stock of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Subscription Agreement, the Warrants and the Certificate of the Powers, Designations, Preferences And Rights of the Series B Convertible Preferred Stock provide the Reporting Person with certain preemptive rights, registration rights, dividend rights, liquidation preferences, class voting rights and dilution protection, among other things. The foregoing summary of the foregoing does not purport to be complete and is qualified in its entirety by reference to such agreements and documents which are incorporated by reference in the Original Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit Number                             Description
--------------                             -----------
       1         Form of Subscription Agreement for Shares of Series B
                 Convertible Preferred Stock between the Company and Vladimir
                 Goryunov, incorporated by reference to Exhibit 10 of the
                 Current Report on Form 8-K of Element 21 Golf Company filed on
                 August 3, 2006.

       2 Certificate of the Powers, Designations, Preferences and Rights of the Series B Convertible Preferred Stock, Par Value $0.10
                 Per Share, incorporated by reference to Exhibit 3(i) of the Current Report on Form 8-K of Element 21 Golf Company filed on
                 August 3, 2006.

       3         Form of Warrant for Purchase of 3,750,000 Shares of Common
                 Stock dated July 31, 2006, incorporated by reference to Exhibit
                 4.1 of the Current Report on Form 8-K of Element 21 Golf
                 Company filed on August 3, 2006.

       4         Form of Warrant for Purchase of 5,073,529 Shares of Common
                 Stock dated July 31, 2006, incorporated by reference to Exhibit
                 4.2 of the Current Report on Form 8-K of Element 21 Golf
                 Company filed on August 3, 2006.

       5         Form of Addendum to Subscription Agreement dated as of October
                 31, 2006, incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K of Element 21 Golf Company filed on
                 November 6, 2006.

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
       6         Form of Warrant for Purchase of 3,750,000 Shares of Common
                 Stock dated November 30, 2006, incorporated by reference to
                 Exhibit 4.1 of the Current Report on Form 8-K of Element 21
                 Golf Company filed on December 1, 2006.

       7         Form of Warrant for Purchase of 5,073,529 Shares of Common
                 Stock dated November 30, 2006, incorporated by reference to
                 Exhibit 4.2 of the Current Report on Form 8-K of Element 21
                 Golf Company filed on December 1, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2006


/s/ Vladimir Goryunov
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